

Mail Stop 3720

December 1, 2009

Via U.S. Mail and facsimile to (703) 480-4066

Joseph Greeves
Executive Vice President and Chief Financial Officer
GeoEye, Inc.
21700 Atlantic Boulevard
Dulles, VA 20166

> **Re:** **GeoEye, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed April 2, 2009**
> **Form 10-Q for the quarterly period ended September 30, 2009**
> **Filed November 9, 2009**
> **File No. 001-33015**

Dear Mr. Greeves:

 We have reviewed the filings listed above and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2009

Exhibits

1. We note that you entered into a contract to extend your Service Level Agreement with the National Geospatial-Intelligence Agency on September 10, 2009, which you disclosed on your Current Report on Form 8-K filed on September 11, 2009. You, however, did not file that contract as an exhibit to that Form 8-K or the

Form 10-Q for the quarterly period ended September 30, 2009. Please file this contract with your next periodic report.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 48

Note 3. Significant Accounting Policies, page 58

2.   Revise in future filings to disclose your revenue recognition policy associated with cost-share amounts received from the U.S. Government.

Note 11. Income Taxes, page 68

3.   We note that you filed an application for change in method of tax accounting for the NextView cost-share payments on August 8, 2008 and, based upon this application, reversed the FIN 48 reserve by recording a $29.6 million benefit to income tax expense and the creation of a deferred tax liability of $67.6 million. Please tell us why you believe it was appropriate to reflect this application in your tax accounting prior to the approval of the application for the change in method.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 20

Executive Annual Incentive Compensation Program, page 22

4.   In the third full paragraph on page 23, you state that payments under your Annual Incentive Plan for fiscal 2008 are made based upon achieving corporate financial objectives relating to (i) earnings and (ii) total revenues, with each component accounting for 50% of the objective portion of your Annual Incentive Plan. Further, we note that you did not disclose these financial objectives because you believe that disclosure of these objectives could cause you competitive harm.

        Please provide a detailed analysis of why you believe disclosure of these financial objectives would cause you competitive harm. Please note your response should avoid conclusory statements that your company will suffer injury or that your competitive position will be harmed if these financial objectives or other performance targets are disclosed. Also, we generally do not agree with arguments that disclosing either (i) the names of the specific financial objectives or performance targets that were used in making executive compensation decisions or (ii) prior year's performance targets would cause a company competitive harm.

In the alternative, please confirm that you will disclose in future filings any financial objectives and other performance targets (and the threshold levels for each performance goal) that are material to your executive compensation policies and decisions.

5.   In the third full paragraph on page 23, you also state that payouts under the Annual Incentive Plan could be adjusted based on a named executive officer's individual performance. In future filings, please disclose the factors or criteria—either subjective or objective—that are used to evaluate a named executive officer's performance and how a named executive officer performed specifically with respect to any factors or criteria.

Long-Term Incentive Compensation, page 23

6.   From the second full paragraph on page 24, we note that your restricted stock unit grants vest based on meeting a "return on assets" performance target. In future filings, please disclose the exact performance target and show numerically how this target is calculated from your audited financial statements.

7.   In future filings, please discuss and describe the factors or criteria—either subjective or objective—that the Compensation Committee considered when it determined how many restricted stock units and options to grant to your named executive officers. We also note that you CEO's grant date fair value of stock and option awards is materially greater than your other named executive officers. Please explain any material factors or circumstances that result in different compensation decisions and policies among your named executive officers.

2008 Outstanding Equity Awards at Fiscal Year-End, page 30

8.   We note that the option exercise price is missing for the grants made to Mr. Balthazor on April 12, 2007 and December 22, 2008 and to Mr. Wilt on November 2, 2006 and April 12, 2007. Please advise why and, in future filings, please provide this information.

9.   We note that you have not disclosed the options that are to be awarded under your Long Term Incentive Program under column (d) pursuant to Instruction 5 to Item 402(f)(2) of Regulation S-K. For instance, we note that footnote (1) discloses that options granted in 2004 and 2006 are non-LTIP options. However, other footnotes such as footnotes (4) and (10) disclose outstanding options under your LTIP that should be under column (d). Please disclose options that are awarded under your equity incentive plans and are still subject to outstanding performance conditions in column (d) in future filings or explain your current disclosure.

Potential Payments Upon Change in Control + Termination Without Cause, page 34

10.   We note that footnote (10) to this table states that Mr. Dubois resigned as your
        CFO on December 10, 2008 but was employed until April 15, 2009 in exchange
        for certain severance-related benefits payable on that date and, under his
        separation agreement, that Mr. Dubois was not entitled to any other severance-
        related benefits. At the same time, the third full paragraph on page 39 shows the
        severance benefits that were payable to Mr. Dubois. Please explain whether the
        benefits disclosed on page 39 were the same benefits referenced as payable on
        April 15, 2009 in footnote (10) and why you did not disclose these amounts in
        column (i) of your Summary Compensation Table pursuant to Item
        402(c)(2)(ix)(D)(*1*).

                                *   *   *   *

        Please respond to these comments within 10 business days of the date of this letter
or tell us when you will provide us with a response. Please furnish a letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your letter over EDGAR. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all of
the information investors require for an informed decision. Since the company and its
management are in possession of all of the facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   •   The company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   The staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   The company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Joseph Greeves
GeoEye, Inc.
December 1, 2009
Page 5

You may contact Terry French, Accountant Branch Chief, at (202) 551-3828 or Christy Adams, Senior Staff Accountant, at (202) 551-3363 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director